FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS THIRD QUARTER 2020

FINANCIAL AND OPERATING RESULTS

CAMBRIDGE, MA, November 16, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial and operating results for the nine months ended September 30, 2020.

"Third quarter was a productive quarter for Trillium," said Jan Skvarka, the Company's President and Chief Executive Officer. "We reported encouraging clinical data updates for both TTI-622 and TTI-621, announced a $25 million equity investment from Pfizer, raised $150 million in a follow-on offering, and added Dr. Michael Kamarck to the Board of Directors. After the close of the third quarter, we announced formation of a Scientific Advisory Board, appointment of Dr. Ingmar Bruns as our new Chief Medical Officer, and addition of Mr. Paolo Pucci to the Board of Directors. With close to $300 million in cash, we are well capitalized to embark on a Phase 2 program in heme and solid tumor malignancies in 2021."

TTI-622 Study Update provided in the third quarter of 2020:

  In the Phase 1a/1b study in patients with advanced relapsed or refractory lymphoma or multiple myeloma (NCT03530683), the Company reported that a total of six objective responses (33%; 1 complete response, 5 partial responses) have been observed among 18 response evaluable patients treated at dose levels of 0.8, 2.0, 4.0 and 8.0 mg/kg. Responses had occurred across all dose levels in this range, with three of six (50%) patients achieving responses in the 8.0 mg/kg cohort (response assessment for one additional patient at 8 mg/kg dose not available as of the cutoff date).
  The safety assessment of the 8 mg/kg dosing cohort was successfully completed with one Grade 4 thrombocytopenia dose-limiting toxicity (DLT) reported among the six evaluable patients and no additional Grade 3 or higher thrombocytopenia events observed.

  Clinical responses had been observed across multiple lymphoma indications, including diffuse large B-cell lymphoma, cutaneous T-cell lymphoma with large cell transformation, peripheral T-cell lymphoma, and follicular lymphoma.
  All responses were observed at the first assessment at 8 weeks.
  The study began enrolling patients at the 12 mg/kg dose level.

TTI-621 Study Update provided in the third quarter of 2020:

  In the Phase 1 study in patients with advanced relapsed or refractory hematologic malignancies (NCT02663518), preliminary data from Part 4 indicated the weekly infusions of TTI-621 up to 1.4 mg/kg were well tolerated without dose-limiting thrombocytopenia. Platelet decreases generally occurred on dosing days, recovered in 2-4 days, and had not worsened with increasing dose levels. Infusion-related reactions (IRRs) typically occurred during initial infusions and often resolved without recurrence. One Grade 3 IRR DLT was observed at 1.0 mg/kg.
  Antitumor activity in the 1 mg/kg cohort included 1 partial response and 1 skin complete response (overall assessment stable disease) in 6 evaluable patients; 2 patients were bridged to allogeneic transplantation. Preliminary data suggested dose-dependent improvements in modified severity weighted assessment tool (mSWAT) scores in the 0.5 to1.0 mg/kg cohorts (1.4 mg/kg cohort data not yet available).
  The study began enrolling patients at the 2.0 mg/kg dose level.

Financings:

In September 2020, the Company issued 2,297,794 common shares at a price of $10.88 per share to Pfizer Inc. in a registered direct offering. The gross proceeds from this offering were $25.0 million, before deducting offering expenses of $0.1 million.

In September 2020, the Company also completed an underwritten public offering of 11,500,000 common shares, at a public offering price of $13.00 per share. The number of shares sold include 1,500,000 common shares pursuant to the full exercise by the underwriters of their option to purchase additional common shares. The gross proceeds from this offering were $149.5 million, before deducting underwriting discounts and commissions, and offering expenses of $9.1 million.

Governance changes:

In September 2020, Dr. Michael Kamarck joined the Board of Directors. Dr. Kamarck is Chief Technology Officer for Vir Biotechnology, Inc. and has significant experience and expertise with the development and manufacturing of biologic products.

In addition, Paolo Pucci joined the Board of Directors on November 12, 2020 and brings significant expertise in oncology drug development and commercialization. He most recently served as CEO of ArQule until it was acquired by Merck for $2.7 billion in January 2020.

Third Quarter 2020 Financial Results:

As of September 30, 2020, Trillium had cash and cash equivalents and marketable securities of $292.4 million, compared to $22.7 million at December 31, 2019. The increase in cash and cash equivalents and marketable securities was due mainly to proceeds from financings completed in January 2020 and September 2020.

Net loss for the nine months ended September 30, 2020 of $173.0 million was higher than the loss of $22.4 million for the nine months ended September 30, 2019. The net loss was higher due mainly to a net warrant liability revaluation loss of $132.7 million, a loss of $22.1 million on the revaluation of the deferred share unit (DSU) liability (reclassified from a liability to equity effective June 30, 2020 on adoption of the new omnibus incentive plan), and higher manufacturing costs. This was partially offset by lower clinical trial expenses, salary expenses, intangible assets amortization, and share-based compensation. Trillium's outstanding warrants are a non-cash liability, and revaluation losses on the Company's warrant liability balance are of a non-cash nature.

Selected Consolidated Financial Information:

Consolidated statements of loss
Amounts in thousands of US dollars except per share amounts	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Revenue	$115	$124
Research and development expenses	15,186	21,779
General and administrative expenses	26,506	2,485
Impairment of intangible assets	-	2,952
Net finance costs (income)	131,367	(4,695)
Income tax expense	60	24
Net loss for the period	173,004	22,421
Basic and diluted loss per common share	2.19	0.93

Consolidated statements of financial position
Amounts in thousands of US dollars	As at September 30, 2020	As at December 31, 2019
Cash and marketable securities	$292,409	$22,666
Total assets	297,798	25,407
Total equity (deficiency)	184,289	(168)

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our expectation of initiating a Phase 2 program in heme and solid tumor malignancies in 2021 and enrollment in our TTI-622 and TTI-621 studies. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the impact of the Covid-19 pandemic on its operations, the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com